Exhibit 99.2

The following table sets forth the acquisitions of Common Stock by Cascade Investment L.L.C. during the past 60 days.  All of the acquisitions were affected on the New York Stock Exchange through Electronic Communication Networks.

Purchase Date	Number of Shares Purchased	High	Low	Weighted Average Price
8/4/2008	225,000	$8.00	$7.66	$7.7414
8/5/2008	275,000	$8.14	$7.92	$8.0041
8/6/2008	300,000	$8.03	$7.79	$7.9313
8/7/2008	260,000	$8.03	$7.79	$8.0649
8/8/2008	200,000	$9.05	$8.35	$8.8794
8/11/2008	90,000	$9.63	$8.84	$9.1804
8/12/2008	200,000	$8.96	$8.76	$8.8805
8/13/2008	200,000	$9.37	$8.82	$9.1145
8/14/2008	100,000	$9.59	$9.28	$9.4700